SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 7
                                     TO
                               SCHEDULE 13E-3

                      RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)

                            GLEASON CORPORATION
                       TORQUE ACQUISITION CO., L.L.C.


        JAMES S. GLEASON                              EDWARD J. PELTA
         DAVID J. BURNS                               JOHN W. PYSNACK
        JOHN J. PERROTTI                              GARY J. KIMMET
JOHN J. PERROTTI AS CUSTODIAN                 JOHN J. PERROTTI AS CUSTODIAN
FOR JASON PERROTTI UNDER                      FOR CHRISTINE J. PERROTTI UNDER
THE NEW YORK UNIFORM GIFT TO                    THE NEW YORK UNIFORM GIFT
 MINORS ACT                                            TO MINORS ACT
                    (NAME OF PERSON(S) FILING STATEMENT)


                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)


                                377339 10 6
                   (CUSIP Number of Class of Securities)
                                -----------
                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


            COPY TO:                                       AND TO:
        Blaine V. Fogg, Esq.                       David L. Finkelman, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP        Stroock & Stroock & Lavan LLP
        919 Third Avenue                             180 Maiden Lane
     New York, New York 10022                      New York, New York 10038
    Telephone: (212) 735-3000                      Telephone:(212) 806-5400

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.   |_| A tender offer.
d.   |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|


                         CALCULATION OF FILING FEE:


    Transaction Valuation                          Amount of Filing Fee*
         $193,509,856                                    $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:    $38,702            Filing party:  Torque Acquisition
                                                              Co., L.L.C.
Form or registration no.:  Schedule 14D-1     Date filed:    December 15, 1999


                                INTRODUCTION

               This Amendment No. 7 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack and Gary J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:

ITEM 9.        REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS.

               On January 26, 2000, Murray Devine & Co., Inc. ("Murray Devine"), valuation consultants, presented their valuation opinion of the Company to the Board of Directors of the Company to the effect that, before giving effect to the Offer and the Merger and the transactions contemplated thereby, the aggregate value of the Company's net assets, at fair value and present saleable value, would exceed (a) its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) and (b) the amount required to pay such liabilities as they become absolute and matured in the normal course of business, by an amount at least equal to the funds required to effect the Offer and the Merger and the transactions contemplated thereby, plus the par value of the stated capital of the Company. A copy of the Murray Devine opinion is attached hereto as Exhibit
(b)(4) and is incorporated herein by reference.

ITEM 16.       ADDITIONAL INFORMATION.

               On January 28, 2000, Acquisition Company and the Company announced that they are extending the Offer until 12:00 midnight, New York City time, on Thursday, February 10, 2000. The Offer had originally been scheduled to expire at midnight on January 27, 2000. The terms of the extended Offer are the same as the original Offer as set forth in the
Schedule 14D-1 filed with the Securities and Exchange Commission on December 15, 1999.

               According to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of midnight on January 27, 2000, 5,186,109 Shares (including 160,620 Shares tendered pursuant to notices of guaranteed delivery), or approximately 64.4% of the public Shares available to be tendered, have been validly tendered and not withdrawn pursuant to the Offer. A copy of the press release release is attached hereto as Exhibit
(g)(12) and is incorporated herein by reference.


ITEM 17.       MATERIAL TO BE FILED AS EXHIBITS.

               Item 17 is hereby amended and supplemented by the addition of the following exhibits thereto:

(b)(4) Opinion from Murray, Devine & Co., Inc., dated January 26, 2000, attached as Exhibit (g) (11) to the Schedule 14D-1 and incorporated herein by reference.
(g)(12)        Press release, dated January 28, 2000, attached as Exhibit
               (g) (12) to the Schedule 14D-1 and incorporated herein by reference.


                                 SIGNATURE

               After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000

                                            GLEASON CORPORATION

                                            By:    /s/ Edward J. Pelta
                                                   -----------------------
                                            Name:  Edward J. Pelta
                                            Title: Vice President, General
                                                   Counsel and Secretary

                                            /s/ James S. Gleason
                                            ----------------------------
                                            James S. Gleason

                                            /s/ David J. Burns
                                            ----------------------------
                                            David J. Burns

                                            /s/ John J. Perrotti
                                            ----------------------------
                                            John J. Perrotti

                                            /s/ John J. Perrotti
                                            ----------------------------
                                            John J. Perrotti,
                                            as Custodian for Jason Perrotti
                                            under the New York Uniform Gift
                                            to Minors Act

                                            /s/ John J. Perrotti
                                            -----------------------------
                                            John J. Perrotti,
                                            as Custodian for Christine J.
                                            Perrotti under the New York
                                            Uniform Gift to Minors Act

                                            /s/ Edward J. Pelta
                                            -----------------------------
                                            Edward J. Pelta

                                            /s/ John W. Pysnack
                                            ------------------------------
                                            John W. Pysnack

                                            /s/ Gary J. Kimmet
                                            ------------------------------
                                            Gary J. Kimmet

                                            TORQUE ACQUISITION CO., L.L.C.
                                            By:    /s/ SANDER M. LEVY
                                                   -----------------------
                                            Name:  Sander M. Levy
                                            Title: President


                               EXHIBIT INDEX


Exhibit No.  Description
-----------  -----------

(b)(4) Opinion from Murray, Devine & Co., Inc., dated January 26, 2000, attached as Exhibit (g)(11) to the Schedule 14D-1 and incorporated herein by reference.
(g)(12)        Press release, dated January 28, 2000, attached as Exhibit
               (g)(12) to the Schedule 14D-1 and incorporated herein by reference.